Exhibit 99.1

Hotel101 Global Holdings Corp. Announces Proposed Offering of Convertible Preferred Shares to raise up to USD 300 Million

This proposed capital raise is expected to mainly fuel the prop-tech, asset-light HBNB business model towards its next growth stage of worldwide expansion

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Singapore, January 23, 2026 – Hotel101 Global Holdings Corp. (NASDAQ: HBNB) (“HBNB,” “Hotel101 Global” or the “Company”) announced today that its board of directors (the “Board”) has approved the proposed intention to offer, subject to market conditions and other factors, perpetual convertible preferred shares (the “Preferred Shares”) to raise up to USD 300 million, in one or more private placements to persons reasonably believed to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to Rule 144A under the Securities Act and/or in one or more registered offerings, subject to applicable legal and regulatory restrictions (the “Proposed Transaction”).

The Proposed Transaction is subject to engagement of underwriters, placement agents and other third parties, entry into definitive agreements, satisfying (or obtaining the waiver of) on a timely basis the conditions in the definitive agreements expected to be entered into, relevant approvals from and required registrations and filings with relevant regulatory authorities and other factors and conditions. There can be no assurance that the Proposed Transaction will occur at all, or be completed in the time frame, on the terms or in the manner described herein.

The Proposed Transaction is expected to mainly fuel the prop-tech, asset-light HBNB business model towards its next growth stage of worldwide expansion. The Proposed Transaction is anticipated to occur in 2026 and may be conducted in one or more tranches.

The Company intends for the net proceeds from the Proposed Transaction to be applied towards mainly fueling the Company's strategic expansion of Hotel101 projects worldwide, advancing its innovative, asset-light, technology-enabled hospitality platform.

For 2026, the Company is targeting securing commitments for a substantial portfolio of rooms across multiple countries, primarily via joint ventures and licensing agreements with established local partners. This approach enables efficient, scalable growth while leveraging regional expertise.

These milestones form a key part of Hotel101 Global's long-term vision towards its goal to eventually establish and operate one million Hotel101 rooms across 100 countries.

Through its standardized "HappyRoom" model and condotel structure, the Company aims to deliver consistent, high-quality, affordable hospitality on a truly global scale, creating enduring value for investors, partners and guests alike.

The Board has authorized management to engage underwriters, placement agents, financial advisors and legal counsel, as necessary, to assist in the Company’s pursuit, preparation and execution of the Proposed Transaction.

THIS ANNOUNCEMENT IS MADE FOR INFORMATION PURPOSES ONLY AND IS NOT AN OFFER, SOLICITATION OR SALE OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION. NO OFFER OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF THE SECURITIES ACT, OR AN EXEMPTION THEREFROM, AND OTHERWISE IN ACCORDANCE WITH APPLICABLE LAW.

About Hotel101 Global

Listed on Nasdaq (Ticker: HBNB) with a market capitalization of approx. US$2.34 billion as of January 16, 2026. Hotel101 is an asset-light, prop-tech hospitality platform pioneering a global standardized “condotel” business model. Hotel101 aims to disrupt the global hotel and hospitality sector through its unique tech-enabled business model that positions it to generate revenues twice: first from the advance sale of individual hotel units during the construction phase; and second, from long-term recurring revenue derived from day-to-day hotel operations. The expansion of Hotel101 towards its long-term goal to operate in 100 countries globally is expected to be driven mainly by joint ventures and license agreements with local developers in various countries worldwide.

Hotel101 Global expects to start accepting hotel guests at Hotel101-Madrid, the first global Hotel101 project expected to become operational, by March 2026. The Hotel101 Global Group is advancing its global expansion plans towards its medium-term goal to be in 25 countries and its long-term goal of operating one million Hotel101 rooms in 100 countries globally.

Forward Looking Statements

This document includes certain “forward-looking statements” within the meaning of securities laws of certain jurisdictions, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this document, including statements regarding the future financial position, business strategy, plans and objectives of management for future operations of Hotel101 Global Holdings Corp. (“HBNB”) and its subsidiaries (the “HBNB Group”), are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “set,” “expect,” “predict,” “proposed,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, HBNB’s expectations concerning its intention to conduct the Proposed Transaction, its intention to enter into one or more definitive agreements in connection with the Proposed Transaction, its intention to issue the proposed Preferred Shares, the expected size of the Proposed Transaction, the timing of the Proposed Transaction, its global expansion plans, the location, expected number of rooms and expected project completion dates, the outlook for the HBNB Group’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the HBNB Group. These forward-looking statements are based on the beliefs and assumptions of the management of HBNB. Although HBNB believes that such plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, HBNB cannot assure you that such plans, intentions or expectations will be achieved or realized. Forward-looking statements involve a number of risks, uncertainties and assumptions and actual results or events may differ materially from those projected or implied in those statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, the HBNB Group’s ability to execute on its business model, potential business expansion opportunities in foreign countries and growth strategies, manage future growth, retain and expand customers’ use of its hotel services and attract new customers, and source and maintain talent; risks relating to joint venture partners, including owners of pre-sold condotel units in Hotel101 hospitality projects, who may have interests different from and may take actions that adversely affect the HBNB Group; risks relating to project cost and completion; risks relating to the HBNB Group’s sources of cash and cash resources; risks relating to offering deferred payment schemes, including the risk of customer default; the HBNB Group’s ability to effectively compete in the highly competitive hospitality industry; any declines or disruptions in the travel and hospitality industries or economic downturn; applicable laws and regulations to real estate development and marketing activities and hotel operation and management activities in the jurisdictions where the HBNB Group has operations or intends to expand into; and other risks and uncertainties discussed in HBNB’s Shell Company Report on Form 20-F and under the heading “Risk Factors” in HBNB’s registration statement on Form F-4 (File No.: 333-287130) and other documents to be filed by HBNB from time to time with the U.S. Securities and Exchange Commission.

The foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should any of HBNB’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that are not presently known to HBNB or that HBNB currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. HBNB cautions you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date hereof. Forward-looking statements set forth herein speak only as of the date of this document. HBNB does not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that HBNB will make additional updates with respect to that statement, related matters or any other forward-looking statements.